AGREEMENT AND RELEASE

This Agreement and Release (“Agreement”) is entered into as of February 5, 2008, by and between Prevention Insurance.com, Inc., a Nevada corporation located at 2770 So. Maryland Pkwy., Las Vegas, NV 89109 (the "Company"); Scott Goldsmith, an individual with an address at 2770 So. Maryland Pkwy., Las Vegas, NV 89109 (“Goldsmith”); and Paragon Capital LP, a Delaware limited partnership located at 110 East 59th Street, 29th Floor, New York, NY 10022 (“Paragon”).
WHEREAS, the Company and Paragon have entered into that certain Stock Purchase Agreement effective December 31, 2007 (“SPA”) whereby Paragon purchased a majority of the issued and outstanding shares of the Company.
WHEREAS, Schedule A to the SPA is between Goldsmith, the Company and Paragon and states that the Company will  pay Goldsmith $200,000 after payment in full of all of the Company’s liabilities, debts, payables and any other amounts owed relating to the business as of December 31, 2007 (collectively, the “Liabilities”).
WHEREAS, Such payment of $200,000 and the spin-off of the shares of the Company’s subsidiary, Quick Pay, Inc. to Goldsmith shall be in consideration for satisfaction of all the issued and outstanding shares of preferred stock, warrants and notes held by Goldsmith.
WHEREAS, the Company will spin-off all the issued and outstanding shares of the Company’s subsidiary, Quick Pay, Inc.
WHEREAS, this Agreement is for the purpose of Goldsmith confirming payment of all Liabilities, releasing the Company and Paragon from the Liabilities and indemnifying the Company and Paragon from any actions related to the Liabilities and the spin-off of Quick Pay, Inc.
NOW, THEREFORE, in consideration of the promises, covenants and releases set forth below, the parties do hereby promise, covenant and agree as follows:

1. Liabilities.  Goldsmith has provided Paragon with a list of the Liabilities. Attached hereto and made a part hereof as Schedule 1, is the list of Liabilities.  Goldsmith hereby confirms that all of the Liabilities have been paid in full.  In addition, Goldsmith hereby confirms that to his knowledge, there are no additional Liabilities. In the event there are additional Liabilities, the Company shall deduct such Liabilities from the $400,000 amount owed Goldsmith in accordance with paragraph 2 of Schedule A to the SPA.
2.           Payment of Purchase Price.  In accordance with paragraph 1 of Schedule A of the SPA, upon full execution of this Agreement and the delivery to Alan P. Donenfeld of a cashier’s check for $25,000  made payable to “Prevention Insurance.com, Inc.”, the Company hereby confirms that the purchase price of $200,000 (“Purchase Price”) shall be paid to Goldsmith.
3.           Tender of Shares and Other Items. The Company and Goldsmith hereby tender the Shares (as defined in the SPA) to Paragon.  In addition, Goldsmith hereby tenders all the books and records of the Company to Alan P. Donenfeld as the President of the Company, and agrees to close the bank account of the Company after clearance of the check referenced in Paragraph 2 above.
4.           Cooperation with 1934 Exchange Act filings. Goldsmith, as the Company’s prior sole officer and director hereby agrees to cooperate with the Company and Alan P. Donenfeld, as its President, with all 1934 Exchange Act filings required to be undertaken by the Company for periods that Goldsmith was the Company’s sole officer and director.
5.           Spin-off of Quick Pay, Inc.   The parties hereby agree that the Company shall file an information statement with the SEC to spin-off Quick Pay, Inc. to Goldsmith.  The consideration  for such spin-off shall be for satisfaction of all of the issued and outstanding shares of preferred stock, warrants and notes held by Goldsmith.  Upon consummation of the spin-off, Goldsmith hereby agrees that all of his issued and outstanding shares of preferred stock, warrants and notes shall be cancelled by the Company or Goldsmith, as the case may be.

6.           Name Change. The Company, Paragon and Goldsmith hereby agree that the Company’s name does not have to be changed until such time as an operating company undertakes a reverse merger or similar transaction with the Company.
7.           Indemnification. Goldsmith, his heirs, beneficiaries, successors and assigns, and all other parties acting or purporting to act for or on behalf of Goldsmith (except for Goldsmith’s legal counsel), jointly and severally, hereby agrees to defend, indemnify and hold harmless Paragon, the Company and their respective joint venturers, partners, affiliates, parent corporations, subsidiaries, officers, directors, agents, employees, shareholders, legal counsel, predecessors, successors and assigns, from and against any and all liabilities, responsibilities, damages, claims, causes of action, judgments, costs and expenses, including without limitation attorneys’ fees and expert witness fees, in connection with any claim related to the Liabilities and the spin-off of Quick Pay, Inc. referenced in Paragraph 5 above.
8.           Release. Goldsmith, his heirs, beneficiaries, successors and assigns, and all other parties acting or purporting to act for or on behalf of Goldsmith (except for Goldsmith’s legal counsel), hereby unconditionally releases and forever discharges the Company and Paragon and their respective joint venturers, partners, affiliates, parent corporations, subsidiaries, officers, directors, agents, employees, shareholders, legal counsel, predecessors, successors and assigns, of and from any and all manner of actions, causes, causes of action, claims, liabilities, suits, threats or contracts, that arise based on actions taken for the period up to and including December 31, 2007 for the Purchase Price.
9.           Due Authorization. Each party to this Agreement represents and warrants to the other parties that such entity or individual signing this Agreement have been duly authorized to sign the Agreement on behalf of the respective entities, and further represents and warrant that, upon execution, this Agreement shall be valid, legally binding and enforceable in accordance with its terms.

10.           Legal Fees and Expenses. The parties shall each bear their own expenses, legal costs and attorneys’ fees incurred in connection with the negotiation and execution of this Agreement.
11.           Governing Law. This Agreement, its application and interpretation, and all rights and obligations of the parties hereunder shall be governed by and construed exclusively in accordance with the laws of the State of New York, excluding any choice of law rules which would apply the laws of another jurisdiction. Any disputes regarding this Agreement shall be exclusively resolved in the state or federal courts, as applicable, located in New York City, New York.  Each party consents to the exclusive jurisdiction of such courts and agrees not to bring any action under this Agreement except in New York City, New York.
12.           Legally Bound. The parties hereto each represent and warrant that they have read this Agreement, understand its terms, have authority to enter into this Agreement, and intend to be legally bound thereby.
13.           Legal Counsel. The parties hereto each represent and warrant that they have been given an opportunity to consult with an attorney regarding this Agreement and the terms of this Agreement.
14.           Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be an original, and all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this 5th day of February, 2008.

PREVENTION INSURANCE.COM, INC.

BY: _____________________________

PARAGON CAPITAL LP

BY: _____________________________
ALAN DONENFELD
Managing Member of Paragon Capital
Advisors LLC, General Partner of
Paragon Capital LP

__________________________________
SCOTT GOLDSMITH

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